

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 1, 2009

Mr. Steven J. Cohen, President
Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

>   **Re: Z Trim Holdings, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed March 23, 2009**
>   **File No. 1-32134**

Dear Mr. Cohen:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Chris White
                                   Branch Chief